Exhibit 99.1

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No securities may be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about the company making the offer and its management and financial statements. The Company does not intend to make any public offering of securities in the United States.

XINYUAN REAL ESTATE CO., LTD.

鑫苑地产控股有限公司

(Incorporated in the Cayman Islands with limited liability)

REDEMPTION OF SENIOR NOTES DUE 2019

Pursuant to the terms of the indenture dated as of December 6, 2013 (as amended or supplemented from time to time, the “Indenture”), among Xinyuan Real Estate Co., Ltd. (the “Company”), the entities set forth in Schedule I thereto as Subsidiary Guarantors and Citicorp International Limited, as trustee (the “Trustee”), entered into in connection with the issuance of the Company’s 13.00% Senior Notes due 2019 (the “2019 Notes”), the Company announces today that it has informed the Trustee and holders of the 2019 Notes that all the outstanding 2019 Notes will be redeemed in full on July 10, 2017 (the “Redemption Date”) at a redemption price equal to 106.5% of the principal amount thereof, plus accrued and unpaid interest, if any, to (but not including) the Redemption Date (the “Redemption Price”).

As of the date of this announcement, the outstanding principal amount of the 2019 Notes is US$200,000,000. The Company will satisfy the payment of the outstanding principal amount of the 2019 Notes using the net proceeds from the offering of its 7.75% Senior Notes due 2021 issued on February 21, 2017.

Upon redemption of the outstanding 2019 Notes on the Redemption Date, all the redeemed 2019 Notes will be cancelled.

On behalf of the Board

Xinyuan Real Estate Co., Ltd.

Yong Zhang

Chairman

June 9, 2017